UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated Febuary 04, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒       Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐       No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐       No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐       No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JANUARY 29, 2013

Date, Time and Place: Held on January 29, 2013, at 8:30AM, at L’Hotel, located on Alameda Campinas, 266, Jardim Paulista, City and State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The majority of the members of the Board of Directors : José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo) and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) to examine the Management Annual Report, the financial statements of the Company and the respective explanatory notes, regarding the fiscal year ended December 31, 2012, with the draft of the independent auditors’ opinion; (ii) to examine the allocation of the net profit and the distribution of dividends; (iii) to assign the resignation of Sustainability Committee’s member and ratify its composition; and (iv) to approve the designation of the Company’s representatives in the Board of Directors of Ensyn Corporation.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i) Approve the Company’s financial statements, the respective explanatory notes, the Management Annual Report and other statements regarding the fiscal year ended December 31, 2012, taking into account the independent  auditors’ opinion issued by PricewaterhouseCoopers and the favorable recommendation of the Audit and Risks Committee, and to submit such documents to the Ordinary Shareholders Meeting.

(ii) Considering the losses for the fiscal year ended in December 31, 2012, there is no proposal for distribution of dividends.

(iii) Assign Mr. Ricardo Young Silva resignation from his duty as member of the Sustainability Committee, with effects as of January1st, 2013, the respective position shall remain empty until a new name is appointed. Therefore, the Board of Directors ratify that the Sustainability Committee is composed as follows:

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Penido
Members:	Ailton Krenak
Aires Galhardo
Cláudio Valladares Pádua
Francisco Valério
Sergio Besserman Vianna
Sergio Weguelin
Member and Secretary:	Carlos Alberto de Oliveira Roxo

(iv) Approve the designation of the Company’s representatives in the Board of Directors of Ensyn Corporation, as follows: Messrs. Vinicius Nonino, Brazilian, married, business administrator, bearer of the ID Card RG n. 20664102, issued by SSP/SP and enrolled in the Individual Taxpayer’s Registry CPF/MF under n. 138.815.728-48,as a sitting member, and Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of the ID Card RG n. 11.044.512-9, issued by SSP/RJ, and enrolled in the Individual Taxpayer’s Registry CPF/MF under n. 032.209.829-72, as an alternate, both residents of and domiciled in the City and State of São Paulo, with their commercial address on Alameda Santos, n. 1.357, 6th floor, CEP 01419-908, City and State of São Paulo.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo) ; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, January 29, 2013

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on January 29, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Febuary 04, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO